SO
3/22/04

04003871

ITED STATES
EXCHANGE COMMISSION
ngton, D.C. 20549

VF 3-17-04

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAR - 2 2004 PROCESSING WASH. D.C.

SEC FILE NUMBER
8- 13630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
USAllianz Investor Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis (City) MN (State) 55416 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ahles 763-765-6468
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center
90 South Seventh Street (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RB 3/19

OATH OR AFFIRMATION

I, Michael Ahles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAllianz Investor Services, LLC., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RENEE J. HARAM
NOTARY PUBLIC – MINNESOTA
My Comm. Expires Jan. 31, 2005

Renee J. Haram
Notary Public

Michael Ahles
Signature

Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

USALLIANZ INVESTOR SERVICES, LLC

Financial Statements with Supplementary Schedule
And Independent Auditors' Report
On Internal Accounting Control

December 31, 2003

USAllianz Investor Services, LLC
Year ended December 31, 2003

Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Governors and Members
USAllianz Investor Services, LLC:

We have audited the accompanying statement of financial condition of USAllianz Investor Services, LLC (the Company) as of December 31, 2003 and the related statements of operations, members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USAllianz Investor Services, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

January 30, 2004

USAllianz Investor Services, LLC

Statement of Financial Condition

December 31, 2003

Assets

Cash	$	19,598
Investment in U.S. Treasury Notes, at market (cost $40,647)		40,338
Accrued interest receivable		137
Prepaid expenses		57,203
Total assets	$	117,276

Liabilities

Payable to Allianz Life Insurance Company of North America (Note 2)	$	47,636
Total liabilities		47,636

Members' Equity

Members' equity (note 3)		69,640
Total liabilities and members' equity	$	117,276

See accompanying notes to the financial statements

USAllianz Investor Services, LLC

Statement of Operations

Year ended December 31, 2003

Revenues (note 2):	
Commissions earned	$ 137,035,437
12b-1 fees earned	5,125,975
Investment income	1,619
Total revenues	142,163,031
Expenses:	
Commissions	137,035,404
Salaries and employee benefits	6,886,487
Distribution expenses	3,326,711
Computer hardware & software	331,041
Outside consulting fees	269,478
Travel & entertainment	225,182
Postage & telephone	185,183
Meetings and seminars	150,574
Registration fees	125,760
Advertising & public relations	87,470
Printing & office supplies	49,105
Other	295,152
Total expenses	148,967,547
Loss from operations	(6,804,516)
Reimbursement of excess of expenses over revenues from Allianz Life Insurance Company of North America (note 2)	6,804,516
Income before change in net unrealized depreciation of investments	-
Change in net unrealized depreciation of investments	(998)
Net loss	$ (998)

See accompanying notes to the financial statements

USAllianz Investor Services, LLC

Statement of Members' Equity

Year ended December 31, 2003

	Contributed capital
Balance at December 31, 2002	$ 70,638
Net loss	(998)
Balance at December 31, 2003	$ 69,640

See accompanying notes to the financial statements

USAllianz Investor Services, LLC

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:	
Net loss	$ (998)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Change in net unrealized depreciation of investments	998
Decrease in accrued interest receivable	75
Decrease in prepaid assets	1,791
Increase in payable to Allianz Life Insurance Company of North America	4,121
Amortization of US Treasury Note	377
Net cash provided by operating activities	6,364
Cash flows from investing activities:	
Proceeds from matured US Treasury Note	40,000
Cost of purchase of US Treasury Note investment	(40,675)
Net cash used by investing activities	(675)
Net increase in cash	5,689
Cash, beginning of year	13,909
Cash, end of year	$ 19,598

See accompanying notes to the financial statements

(1) Nature of Business and Significant Accounting Policies

USAllianz Investor Services, LLC (the Company) is owned 99% by Allianz Life Insurance Company of North America (Allianz) and 1% by LAPIS, Inc. (LAPIS), a wholly owned subsidiary of Allianz. Allianz's and LAPIS' membership interests are ordinary membership interests of one class, without series and have rights provided by law subject to the member control agreement. Allianz Life Insurance of North America is a wholly owned subsidiary of Allianz of America, Inc (AZOA), a wholly owned subsidiary of Allianz Aktiengesellschaft Holding, a Federal Republic of Germany company. The Company is a registered broker dealer in securities organized under the laws of Minnesota as a limited liability company. The Company is the distributor for Allianz's and Allianz of New York's variable life and annuity products. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Allianz. Historically and in the foreseeable future, the Company is highly dependent on Allianz to fund its operating losses.

The Company does not carry or hold securities for customer accounts.

The following is a summary of significant accounting policies followed by the Company:

- Investments in securities are valued at market as determined by published quotations. Net unrealized appreciation or depreciation in market value is included in the statement of operations. Investments in securities are comprised of a U.S. Treasury Note with an interest rate of 2.625%, maturing on November 15, 2006.

- Commission income from sales of variable products is recorded as earned when due. Related commission expense is recognized in the month the income is earned.

- 12b-1 fee income from underlying assets is recorded as earned when due. Related distribution expenses are allocated from Allianz and recognized in the month the income is earned.

- Deposits paid to the National Association of Securities Dealers (NASD) for advertising and representative fees are recorded as a prepaid asset and expensed as incurred.

The Company is a limited liability company and is being treated as a partnership for federal and state income tax purposes. Under this arrangement, taxes are not assessed at the partnership level, but any taxable income, expense, gain, loss, or credit is passed through to its owners based on each owner's distributive share.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Transactions with Related Parties

For the year ended December 31, 2003, the Company earned commission revenues of $137,035,437 from Allianz and Allianz of New York.

Under the terms of an agreement with the Company, Allianz has agreed to provide administrative and clerical assistance and to reimburse the Company for the excess of expenses over revenues, exclusive of unrealized investment gains or losses. A management fee for services rendered by Allianz may be charged as an additional expense in the event that revenues exceed the other expenses. For the year ended December 31, 2003, the total reimbursement was $6,804,516 under this agreement.

As part of the reimbursement noted above, for the nine months ended September 30, 2003, the Company received $3,326,711 for certain distribution related expenses. In conjunction with the NASD's Notice to Members regarding expense-sharing arrangements, effective October 1, 2003, Allianz and Allianz of New York allocate to the Company expenses related to the Company's operations. The Company continues to be reimbursed by Allianz for the excess of expenses over revenues.

(3) Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), and is required to maintain minimum net capital of $5,000. At December 31, 2003, the Company had net capital of $11,493, which was $6,493 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 4.14:1 at December 31, 2003.

(4) Rule 15c3-3 Exemption

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

USAllianz Investor Services, LLC

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15C3-1 of the Securities and Exchange Commission

December 31, 2003

Members' equity, net	$	69,640
Deduct - nonallowable assets:		
Accrued interest receivable		137
Prepaid expenses		57,203
Net capital before haircuts on securities positions		12,300
Haircuts on U.S. Treasury Notes		807
Net capital	$	11,493
Aggregate indebtedness	$	47,636
Net capital	$	11,493
Minimum capital required to be maintained (greater of 6 2/3% of aggregate indebtedness or $5,000)		5,000
Net capital in excess of requirement	$	6,493
Ratio of aggregate indebtedness to net capital		4.14:1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part II of Form X-17A-5 and the above audited computation.

See accompanying independent auditors' report.

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Governors and Members
USAllianz Investor Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of USAllianz Investor Services, LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors and Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 30, 2004